July 15, 2024

Christopher R. Bellacicco

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)

on behalf of the following series:

T. Rowe Price Technology ETF (“Fund”)

File Nos.: 333-235450/811-23494

Dear Mr. Bellacicco:

The following is in response to your comments provided on June 27, 2024, regarding the Registrant’s registration statement filed on Form N-1A on May 17, 2024 (the “Registration Statement”). Your comments and our responses are set forth below.

Prospectus

1. Comment: Regarding the Fees & Expense table of the Fund, please provide completed fees and expenses with your responses.

Response: We will update the Fees & Expense table of each Fund, as shown below.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.63%

Other expenses	—

Total annual fund operating expenses	0.63

2. Comment: Regarding the principal investment strategy section sentence, “The fund normally invests at least 80% of its net assets in securities of companies that it expects to generate a majority of their revenue from technology or enablement through technology, derivatives with similar exposure, or borrowings for investments purposes”:

a. Please add disclosure what “enablement” means.

b. Please add disclosure on the types of derivatives to be used.

c. Should this state “plus borrowings for investment purposes.”

Response:

The sentence will be rewritten as follows in the summary and statutory sections (additions underlined and deletions have strikethrough):

The fund normally invests at least 80% of its net assets (plus borrowings for investments purposes) in securities of companies that it expects to generate a majority of their revenue from technology or enablement through technology ~~derivatives with similar exposure, or~~. The fund considers companies that generate a majority of their revenue through enablement of technology to be companies whose competitive edge and market share are largely based on their technology capabilities. Any derivatives that provide exposure to the investment focus suggested by the fund’s name are counted, as applicable, toward compliance with the fund’s 80% investment policy.

3. Comment: Regarding the principal investment strategy section sentence, “The fund’s primary emphasis is on the common stocks of what the adviser considers to be enduring technology companies,” please clarify what “enduring technology companies” means.

Response: The fund will add the following sentence to the statutory section prospectus: “Enduring technology companies refers to companies that the adviser expects to be successful over a long period of time through their use of technology.”

4. Comment: Regarding the principal investment strategy section sentence, “The fund primarily invests in large firms with established track records, but can also invest in small companies offering new technologies, including privately held companies and companies that only recently began to publicly trade”:

a. Please supplementally confirm that investments in privately held companies will represent less than 15% of fund assets.

b. To the extent that such investments will represent more than 15% of fund assets, please explain how the fund will determine that such investments are appropriate for the open end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the ’40 Act. Your response may also include general market data on the types of investments you intend to hold.

c. Please consider adding specific risk disclosure about privately held companies.

Response: The fund confirms that it does not intend to invest more than 15% of net assets in privately held companies. The fund will restate the sentence in the summary and statutory sections as follows (deletions have strikethrough): “The fund primarily invests in large firms with established track records, but can also invest in small companies offering new technologies, including ~~privately held companies and~~ companies that only recently began to publicly trade.” As the fund will not invest in privately held companies as a principal investment strategy, it declines to add specific risk disclosure.

5. Comment: Regarding the principal investment strategy section sentence, “The fund typically invests in U.S. companies but can also invest in companies outside the U.S., including companies in emerging markets:” please disclose how the fund defines emerging markets.

Response: The fund will add the following sentence in the statutory section of the prospectus: “The fund relies on MSCI Inc. or another unaffiliated data provider to determine which countries are considered emerging markets and the country assigned to a security.”

6. Comment: Regarding the principal investment strategy section sentence, “The fund may purchase American Depositary Receipts and Global Depositary Receipts, which are certificates evidencing ownership of shares of a foreign issuer”: if such securities will be part of the fund’s principal investment strategies, please add disclosure in the summary prospectus as well.

Response: Neither American Depositary Receipts nor Global Depositary Receipts will be principal investment strategies; therefore, the fund will not add additional disclosure.

Statement of Additional Information

7. Comment: Under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to industry concentration states that the Fund will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.